SHAREHOLDER SERVICES PLAN

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

WHEREAS, Private Advisors Alternative Strategies Fund (the “Fund”) engages in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Board of Trustees of the Fund (the “Board”) has determined that there is a reasonable likelihood that the adoption of this Shareholder Services Plan (the “Plan”) will benefit the Fund and its shareholders; and

WHEREAS, the Fund desires to appoint New York Life Investment Management LLC (“New York Life Investments”), its affiliates, or brokers, dealers, banks and other third-party service financial intermediaries (“Financial Intermediaries”) to provide certain services to shareholders of the Fund under the terms and conditions described herein.

NOW, THEREFORE, the Fund hereby adopts this Plan subject to the following terms and conditions:

A. The Fund is authorized to pay New York Life Investments, its affiliates, or Financial Intermediaries, as compensation for service activities (as defined in Paragraph D hereof) rendered to shareholders of the Fund, a shareholder service fee at the annual rate of 0.85% of the average month-end net asset value of the Fund (the “Fee”). Such Fee shall be calculated daily and paid monthly or at such other intervals as the Board shall determine. New York Life Investments is authorized to pay its affiliates or Financial Intermediaries for performing service activities consistent with this Plan.

B. This Plan shall not take effect until it, together with any related agreements, have been approved by votes of a majority of both: (a) the Trustees of the Fund and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Plan Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

C. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Paragraph B hereof.

D. New York Life Investments shall provide to the Board, and the Board shall review at least quarterly, a written report of the amounts expended in connection with the performance of “service activities,” as defined in this Paragraph D, and the purposes for which such expenditures were made. New York Life Investments shall submit only information regarding amounts expended for “service activities” to the Board in support of the Fee payable hereunder.

For purposes of the Plan, “service activities may include, but are not limited to: (i) activities in connection with the provision of personal, continuing services to investors in the Fund; (ii) transfer agent and subtransfer agent services for beneficial owners of Fund shares; (iii) receiving, aggregating and processing subscriptions for initial and subsequent investments in the Fund, including arranging for bank wires in connection thereof; (iv) processing repurchase, dividend and distribution payments; (v) providing and maintaining retirement plan records, if any; (vi) communicating periodically with shareholders and answering questions and handling correspondence from shareholders about their accounts; (vii) acting as the sole shareholder of record and nominee for shareholders; (viii) maintaining account records and providing beneficial owners with account statements; (ix) issuing shareholder reports and transaction confirmations; (x) providing subaccounting services for Fund shares held beneficially; (xi) forwarding shareholder communications to beneficial owners; (xii) receiving, tabulating and transmitting proxies executed by beneficial owners; and (xiii) general account administration activities. Overhead and other expenses related to “service activities,” including telephone and other communications expenses, may be included in the information regarding amounts expended for such activities.

E. The amount of the Fee payable to New York Life Investments, its affiliates, or Financial Intermediaries under Paragraph A hereof is not related directly to expenses incurred by New York Life Investments, its affiliates, or Financial Intermediaries on behalf of the Fund in servicing shareholders of the Fund. The Fee set forth in Paragraph A hereof will be paid by the Fund to New York Life Investments, its affiliates, or Financial Intermediaries until the Plan is terminated or not renewed. If the Plan is terminated or not renewed, any expenses incurred by New York Life Investments, its affiliates or Financial Intermediaries, on behalf of the Fund, in excess of the payments of the Fee specified in Paragraph A hereof which New York Life Investments, its affiliates, or Financial Intermediaries has received or accrued through the termination date are the sole responsibility and liability of New York Life Investments, its affiliates, or Financial Intermediaries, and are not obligations of the Fund.

F. This Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of the Fund on not more than 30 days’ written notice to any other party to the Plan.

G. While this Plan is in effect, the Fund shall comply at all times with the fund governance rules set forth in Rule 0-1(a)(7) under the 1940 Act that are in effect.

H. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph D hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

I. This Plan may be amended at any time provided that any material amendment, including any amendment to increase materially the amount of the Fee provided for in Paragraph A, is invalid and unenforceable unless such amendment is approved in the manner provided for approval in Paragraph B hereof.

Adopted by the Board on April 4, 2012.